GLOBAL GREEN, INC.
                           2820 Remington Green Circle
                           Tallahassee, Florida 32308
                               Phone 850-597-7906


                                 October 5, 2011



VIA EDGAR AND EMAIL
Securities and Exchange Commission
Division of Corporation Finance
Attn:  Mr. Pitko and Mr. Riedler
Washington, D.C.  20549

Re:      Global Green, Inc.
         File No. 333-174853

Dear Mr. Pitko and Mr. Riedler:

The undersigned, Global Green, Inc., a Florida corporation (the "Registrant"), has filed a Registration Statement Amendment on Form S-1 (No. 333-147368) (the "Registration Statement") with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended.

The Registrant hereby acknowledges that:

1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant respectfully requests that the effective date of the Registration Statement be accelerated to 4:00 PM on October 7, 2011 or as soon thereafter as is possible.

                                          Sincerely,


                                          Global Green, Inc.


                                          By:/s/ Mehran P. Ghazvini
                                          Dr. Mehran P. Ghazvini, DC
                                          President, CEO, CFO and Chairman